VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Patrick Gilmore, Accounting Branch Chief
Barbara C. Jacobs, Assistant Director
Jan Woo, Esq., Staff Attorney
Joyce Sweeney, Staff Accountant

Re:	Rackspace Hosting, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 17, 2012
File No. 001-34143

Ladies and Gentlemen:
As discussed during my telephone conversation with Ms. Woo on April 17, 2012, Rackspace Hosting, Inc. intends to respond to the comments from the staff of the Securities and Exchange Commission received by letter dated April 4, 2012 by May 1, 2012.

Sincerely,

/s/ William Alberts
William Alberts, VP and Associate General Counsel